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                                    FORM 6-K

                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549


                        Report of Foreign Private Issuer
                        Pursuant to Rule 13a-16 or 15d-16
                                     of the
                       the Securities Exchange Act of 1934

                          For the month of March, 2003


                           Wheaton River Minerals Ltd.
                           ---------------------------
                 (Translation of registrant's name into English)


     Suite 1560, 200 Burrard St., Vancouver, British Columbia V6C 3L6 Canada
     -----------------------------------------------------------------------
                    (Address of principal executive offices)


     Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

                      Form 20-F   X          Form 40-F _____
                                -----

     Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

                         Yes   _____         No   X
                                                -----

     If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):82-__________

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Exhibit Index

EXHIBIT
  NO.     DESCRIPTION
  ---     -----------

 99.1     Press Release dated March 18, 2003

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                                   SIGNATURES

     Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

                                   Wheaton River Minerals Ltd.
                                   --------------------------------------------
                                          (Registrant)


Date: March 20, 2003               By:  /s/ T. Derek Price
                                        ---------------------------------------
                                        Name: T. Derek Price
                                        Title: Vice President, Finance and Chief
                                        Financial Officer

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